UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Under the Securities Exchange Act of 1934
(Amendment No. __)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Subject Company (Issuer))

LIBERTY CAPITAL INTERNATIONAL, INC. - OFFEROR

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0006 per share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Merrill Moses
Liberty Capital International, Inc.
201 Lomas Santa Fe, Suite 340
Solana Beach CA 92075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	- 0 -	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☒

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 89376N 10 8
1.	Names of Reporting Persons.

Liberty Capital International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

Panama

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11)

0.0 percent

14.	Type of Reporting Person

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons.

C. Cortland Hooper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

USA

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11)

0.0 percent

14.	Type of Reporting Person

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

This pre-commencement Schedule TO also constitutes Amendment No. 1 (the “Amendment”) to the Schedule 13D initially filed on January 10, 2008 (the “Original Schedule 13D”) by Liberty Capital International, Inc. and Mr. C. Cortland Hooper with respect to the Common Stock, par value $0.0006 per share, of Transmeridian Exploration, Inc. (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

THIS COMBINED SCHEDULE TO AND SCHEDULE 13D (AMENDMENT NO. 1) CONSTITUTES A PRE-COMMENCEMENT FILING AND, INSOFAR AS IT DESCRIBES A TENDER OFFER FOR THE COMMON STOCK OF THE ISSUER, IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE ISSUER’S COMMON STOCK OR OTHER ISSUER SECURITIES. ANY SOLICITATION AND ANY OFFER TO BUY SHARES OF THE ISSUER’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS TO BE DISTRIBUTED TO HOLDERS OF THE ISSUER’S COMMON STOCK. AT THE TIME THE EXPECTED TENDER OFFER IS COMMENCED, MERGER SUB (AS DEFINED IN THE ORIGINAL SCHEDULE 13D) WILL FILE THESE TENDER OFFER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISSUER WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, THE ISSUER’S STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THESE MATERIALS, AS WELL AS AMENDMENTS TO THIS SCHEDULE 13D THAT MAY BE FILED, WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 3 of Schedule 13D (Amendment No. 2) under the heading “Source of Funds under the JTA” is supplemented as follows.

Source of Funds Under the JTA

As discussed in the Original Schedule 13D, the JTA provides that LCI shall source and control all aspects of securing the financing to be made available to Bidco for the acquisition of the public shares of the Issuer, and that Mr. Olivier and LCI shall mutually agree upon any financing arrangements to provide debt financing to Bidco or equity financing in addition to that contributed to Bidco by the parties to the JTA. On January 31, 2008, the Issuer announced that it had extended the time for TMII to enter into such definitive financing documents until February 15, 2008. According to Amendment No. 3 to the Olivier 13D the Issuer has also provided TMII with a letter dated February 1, 2008 confirming that extension.

Item 4.	Purpose of Transaction

The information in Item 4 of the Original Schedule 13D is hereby supplemented as follows:

As described in the Original Schedule 13D, Merger Sub’s and TMII’s obligation to commence the Offer is subject to their execution of definitive documentation pursuant to which adequate financing will be made available to them to enable them to consummate the Offer and perform their other obligations under the Merger Agreement. TMII and Merger Sub have undertaken to use their reasonable best efforts to cause the satisfaction of this condition by the earliest practicable date. The Merger Agreement provides that if Merger Sub and TMII have not entered into such definitive documentation by January 31, 2008, the Issuer may terminate the Merger Agreement. TMII and Merger Sub may terminate the Merger Agreement if they have not entered into such definitive financing documents by February 29, 2008. On January 31, 2008, the Issuer announced that it had extended the time for TMII to enter into such definitive financing documents until February 15, 2008. According to Amendment No. 3 to the Olivier 13D, the Issuer has also provided TMII with a letter dated February 1, 2008 confirming that extension.

The description of the “Minimum Condition” to the obligations of TMII and Merger Sub to accept and pay for tendered shares of the Issuer’s common stock set forth in the Original Schedule 13D, is hereby revised to read in full as follows:

The obligations of TMII and Merger Sub to accept and pay for tendered shares of Common Stock and consummate the Offer and the Merger are subject to a number of conditions contained in the Merger Agreement, including but not limited to there having been validly tendered and not properly withdrawn prior to the expiration date for the Offer such number of shares of Issuer common stock which, when added to any shares of the Issuer’s common stock already owned by TMII, its affiliates or their respective subsidiaries, represents at least a majority of the total number of outstanding shares of the Issuer’s common stock on a fully diluted basis (which shall mean, as of any time, the number of shares of the Issuer’s common stock outstanding, together with all shares of the Issuer’s common stock which the Issuer may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into shares of the Issuer’s common stock or otherwise) on the date of purchase (the “Minimum Condition”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by the addition of the following information:

The information relating to the Merger Agreement set forth in Item 4 of the Original Schedule 13D, as amended by this Schedule 13D (Amendment No. 1), is incorporated in this Item 6 by reference. The summary of the terms of the Merger Agreement set forth in this Schedule 13D is qualified in its entirety by reference to the complete text of the Merger Agreement, which is an exhibit to this Schedule 13D.

Except as disclosed in the Original Schedule 13D or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of such persons and any other person with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

Exhibit	Document

D

Letter dated February 1, 2008 from Transmeridian Exploration Incorporated to Trans Meridian International, Inc. (“TMII”) extending time for TMII to satisfy Merger Agreement financing condition (Incorporated by reference to Exhibit E to the Olivier 13D (Amendment No. 3)).

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008

LIBERTY CAPITAL INTERNATIONAL, INC.

By:	/s/ Merrill Moses

Name:	Merrill Moses
Title:	President

/s/	C. Cortland Hooper

C. Cortland Hooper